Exhibit 99.3

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2013

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS	7
EVENT SUBSEQUENT TO THE 2013 YEAR END	8
FOURTH QUARTER AND FISCAL YEAR 2013 HIGHLIGHTS	9
MINE OPERATING RESULTS	10
RESOURCE AND EXPLORATION UPDATE	20
SELECTED ANNUAL INFORMATION	24
SUMMARY OF SELECTED QUARTERLY INFORMATION	25
RESULTS OF OPERATIONS	28
NON-IFRS MEASURES	34
LIQUIDITY AND CAPITAL RESOURCES	37
OFF-BALANCE SHEET ARRANGEMENTS	38
FINANCIAL INSTRUMENTS	38
OUTLOOK	41
TRANSACTIONS WITH RELATED PARTIES	42
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	42
CHANGES IN ACCOUNTING STANDARDS	44
SECURITIES OUTSTANDING	44
INTERNAL CONTROLS OVER FINANCIAL REPORTING	44
DISCLOSURE CONTROLS AND PROCEDURES	44
RISKS AND UNCERTAINTIES	45
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	48
QUALIFIED PERSON	50
CAUTIONARY NOTE TO U.S. INVESTORS	50
ADDITIONAL SOURCES OF INFORMATION	50

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (“MD&A”), prepared as of March 10, 2014, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the year ended December 31, 2013, and other material events up to the date of this report.  The information in this MD&A is as at March 10, 2014 unless otherwise indicated.  The following discussion should be read in conjunction with the annual audited consolidated financial statements and related notes for the year ended December 31, 2013.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  All dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” sections at the end of this MD&A, as well as “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013.

This MD&A makes reference to Cash Cost per Silver Ounce, EBITDA, Adjusted EBITDA, Cost of Sales before Non-Cash Items and Gross Profit before Non-Cash Items.  These are considered Non-IFRS Measures.  Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS.

PROFILE AND STRATEGY

Great Panther is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is in the process of developing its San Ignacio Project with production expected in the second quarter of 2014.  The Company also has two exploration projects, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in Latin America with the goal of adding to its portfolio of mineral properties.

San Ignacio is located 22 kilometres by road from the Company’s Cata processing plant in Guanajuato.  The El Horcon Project is located northwest of Guanajuato, approximately 100 kilometres by road, and the Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Minera de Villa Seca, S.A. de C.V (“MVS”) and Metalicos de Durango, S.A. de C.V. (“MDU”).  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Guanajuato and Topia Mines respectively, through service agreements with MMR.

The Guanajuato Mine Complex is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City, and produces silver and gold.  The Company’s Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northern Mexico and produces silver, gold, lead and zinc.  Each mine has its own processing facility with capacity to support future expansion.  Mill capacity is approximately 1,200 tonnes per day at Guanajuato and 275 tonnes per day at Topia.

Goals and Objectives

Great Panther's mission is to become a mid-tier primary silver producer by acquiring, developing and profitably mining precious metals in Latin America.

The Company’s primary goal is that of profitable growth, as management feels this is the key to maximizing long-term shareholder value.  Management’s specific objectives are to grow production and earnings from existing mining operations and realize positive cash-flow while continuing to actively develop existing projects and pursue the acquisition of new mining operations and exploration and development opportunities in Latin America.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Great Panther is committed to achieving high standards in Corporate Social Responsibility as it recognizes that the ability to generate long-term value for shareholders is firmly rooted in the manner in which employees are treated and how the Company interacts with local communities and how the Company respects the environment.

Great Panther is committed to working diligently with its stakeholders to achieve the responsible development of the Company’s projects and operations, and to contribute to the sustainable development of the communities in which the Company works.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash-flow is dependent on a number of factors. These factors are regularly measured and monitored. The Company’s key performance drivers are the following:

Metal Production

The Company commenced production at its Guanajuato and Topia mines in 2006 and has grown production to a record 2.8 million silver equivalent ounces (“Ag eq oz”).

Production grew by 19% in 2013 and, since 2008, production has increased at a compound annual growth rate of 8%. For 2014, the Company expects to grow production to 3.1 – 3.2 million Ag eq oz, or approximately 10%.

Fundamental to the growth in production is an increase in Mineral Resources through exploration of the mineralized zones in the existing mines and also through the exploration and/or acquisition of other projects.  Great Panther is committed to seeking out new opportunities to grow and develop its business.

Resources

Definition of resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI 43-101 compliant resources for either property. Over the past nine years, the Company has incurred $21.7 million and $14.7 million in mineral property exploration expenditures at Guanajuato and Topia respectively, as it continues to build its NI 43-101 compliant resources.

The Company plans approximately 16,500 metres of exploration drilling in 2014 to further define resources, look for vein extensions and test new targets.

For more details on the Company’s resources, refer to the “Resource and Exploration Update” section.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Operating Costs

Attaining and maintaining low unit operating costs is critical to achieving profitability. Metal prices can be volatile as experienced through recent years. Having low unit costs increases mine net earnings and allows the Company to either remain profitable during times of low commodity prices or to minimize losses.

The Company measures and reports unit costs as cash cost per ounce of silver, net of by-product credits. Cash cost per ounce of silver is a common metric reported by companies in the mining industry however it is a non-IFRS measure.

In 2013, the Company experienced an increase in consolidated cash cost per silver ounce from US$12.24 in 2012 to US$13.45 in 2013 due mainly to higher cash costs in the first half of the year at Guanajuato. Late in the second quarter of 2013, the Company implemented various cost reduction initiatives and was able to reduce the cash cost per silver ounce to US$9.89 in the third quarter of 2013 and US$8.85 in the fourth quarter of 2013.

Please refer to the “Mine Operating Results” and “Non-IFRS Measures” sections of this document for a more detailed discussion of cash cost per silver ounce. The Company’s reported cash cost per silver ounce is also affected by changes in metal prices of non-silver by-products, specifically gold at Guanajuato and lead, zinc and gold at Topia, relative to the silver price.

Prices

One of the Company’s objectives is to maintain leverage to the price of silver.  To this end, the Company does not engage in any hedging arrangements for either silver or gold prices.  As a result, Great Panther’s share price tends to correlate very strongly with the price of silver.

During 2013, the spot price of silver decreased by 38% from US$30.141 per ounce at the beginning of the year to US$18.771 per ounce at the end of the year.  The price of silver has fluctuated significantly in recent years and is expected to continue to be volatile in 2014.

The Company’s financial results are very sensitive to the price of silver, and to a lesser extent, gold, lead and zinc.  The following table summarizes the effect of changes in the silver price on the Company’s 2014 revenue outlook, based on an assumed production of approximately 3.2 million silver equivalent ounces, which represents the top of the Company’s production guidance range for 2014:

1 London Spot Fix

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

The Company’s reported cash cost per silver ounce is affected by changes in metal prices of the by-products of silver, specifically gold at Guanajuato and lead, zinc and gold at Topia, relative to the silver price (refer to “Non-IFRS Measures” section for discussion of cash cost per silver ounce).  The following tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2014 estimated combined cash cost per ounce of silver based on an assumed production of approximately 3.2 million Ag eq oz, which represents the top of the Company’s production guidance range for 2014:

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS

During the year ended December 31, 2013, Great Panther continued to invest in its wholly-owned Mexican properties as part of its growth strategy to expand production and resources.  Important developments in the Company’s business during the year are as follows:

On January 14, 2013, the Company announced an update to the ongoing mineral resource development at the Company’s 100% owned Topia Silver-Gold-Lead-Zinc Mine in Durango, Mexico.  Although the total number of ounces was reduced from the previous 2011 estimate, the updated Resource Estimate reflects a more robust model and a better reconciliation to mine production.  See the “Resource and Exploration Update” section for further details and Technical Report dated February 27, 2013 filed on SEDAR.

On January 24, 2013, the Company announced the resignation of J.R.H. (Dick) Whittington from the board of directors.

On February 5, 2013, the Company announced that underground drilling programs at the Company’s wholly owned Guanajuato Mine Complex were successful in intersecting high grade silver-gold mineralization in the historic Valenciana Mine area and discovered two new zones of silver-gold mineralization in the Guanajuatito Mine area.  The drilling at Valenciana included an intercept of 2,900g/t silver and 26.00g/t gold over 1.30 metres, while the two new discoveries at Guanajuatito are highlighted by intersections of 1,010g/t silver and 6.67g/t gold over 1.10 metres, and 1,460g/t silver and 4.79g/t gold over 1.15 metres.

On May 14, 2013, the Company announced the appointment of Mr. Geoff Chater to its Board of Directors. The Company also announced the addition of two senior personnel to the management team in Guanajuato, Mexico.

On May 30, 2013, the Company announced that Mr. Robert Archer, co-founder and CEO of the Company, had re-assumed the role of President and CEO upon the resignation of Mr. Martin Carsky, President.  A severance payment totalling $0.7 million was made to Mr. Carsky upon his resignation in full settlement of the Company’s obligations to Mr. Carsky under his employment contract.  The payment represents a portion of the Company’s obligation to Mr. Carsky under a termination without cause.

On August 7, 2013, the Company announced the appointment of Mr. James Mullin to its Board of Directors.

On October 8, 2013, Great Panther announced the receipt of the Environmental Impact Permit for the San Ignacio Project.  With the granting of the permit, the Company commenced construction of a two-kilometre road to provide access to the new portal for ramp and mine development.

On October 21, 2013, the Company announced it had completed an internal resource estimate for the El Horcon Project with sufficiently encouraging results to justify the next phase of exploration.  The drill program tested 650 metres of strike length on the Diamantillo vein and various splays and nearby parallel structures and veins that occur within a NW-SE trending structural corridor six kilometres long by 2.5 kilometres wide.  The resource estimate was prepared based upon the initial 2,156 metre, 24 hole surface drill program completed during the second quarter of 2013.  See the “Resource and Exploration Update” section for further details and Technical Report dated September 26, 2013 filed on SEDAR.

On December 3, 2013, the Company announced the completion of the updated mineral resource estimates at the Guanajuato Mine as at July 31, 2013.  See the “Resource and Exploration Update” section for further details and Technical Report dated November 26, 2013 filed on SEDAR.

The development of the San Ignacio Project is progressing as planned.  Since receiving an Environmental Impact Assessment (“EIA”) permit in October 2013, the Company has completed extensive work on site preparation and road and ramp development.  As at the end of 2013, development ore of 1,082 tonnes grading 121g/t Ag and 2.11g/t Au was mined from the Intermediate Vein in the upper levels of the mine.  Structural mapping and systematic sampling of this and other veins is assisting in understanding the grade distribution and will aid in mine planning once production levels are reached.  Production is expected to start in the second quarter at about 100 tonnes per day and will be ramped up to about 250 tonnes per day by the end of 2014.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

In December 2013, the Company announced the completion of an in-fill drilling campaign to further define the San Ignacio resource.  While this program provided valuable information to guide the underground development, the intersection of old mine workings in a few holes prevents the Company from accurately estimating tonnages in these specific areas with the required confidence levels.  Consequently, at this time there is insufficient data to provide for an updated NI 43-101 resource estimate with Measured and Indicated resources to support the capitalization of the costs under International Financial Reporting Standards now that the project is in the development phase.  Therefore, the Company has recognized a non-cash pre-tax impairment charge of $5.7 million in respect of the San Ignacio Project.  The old workings will be surveyed underground and further drilling is scheduled for May to provide additional information.  Based upon underground observations and development to date, management remains confident about commencing production in the second quarter of 2014.

The decision to commence development of San Ignacio was based on internal economic assessments and is not supported by a formal pre-feasibility study and hence there is a heightened risk with the project.

During the fourth quarter of 2013, the Company recognized a non-cash pre-tax impairment charge of $6.3 million against its Guanajuato mine.  The charge principally reflects the recent lower price outlook for silver and gold, which reduce the future cash-flow projections of the mine.  The charge is also a function of a much higher carrying value of Guanajuato compared to Topia.  The higher carrying value is due to the significant investments made by the Company at Guanajuato over the last several years to expand capacity and production.

As of the date of this MD&A, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is currently in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s currently planned permitting and drilling programs.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

EVENTS SUBSEQUENT TO THE 2013 YEAR-END

On March 5th, 2014 the Company issued a statement to clarify speculative reports regarding disruptions by illegal miners that occurred at its Guanajuato Mine (see press release dated March 5th on SEDAR or the Company’s Website).  While illegal mining activities have not caused meaningful disruptions in the past, some Company personnel and local residents have lately been subjected to intimidation and escalating violence from illegal miners intent on gaining access to the Company’s mining operations and stealing ore.  The Company initially took a non-confrontational approach to keep the illegal miners out of the mine, but more recently hired an armed security force to protect employees, contractors and assets as the illegal miners began entering the property by force and with weapons.  On March 10th, 2014, the date of this MD&A, the Company announced that on March 9th approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and illegally occupied the facilities.  As of March 10th, all employees and contractors were off site, safe and accounted for, and there were no reports of violence.  Mining, plant and administration services were shut down until resolution of the situation.   The Company is working with municipal, state and federal authorities to find a peaceful and expedient resolution to this situation, and is reviewing all options to regain custody of its facility and ensure the security of operations and personnel.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

FOURTH QUARTER AND FISCAL YEAR 2013 HIGHLIGHTS

Highlights (in 000s except ounces, amounts per share and per ounce)	Q4 2013	Q4 2012	Change	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012	Change
Revenue	$15,837	$17,789	-11%	$53,954	$61,139	-12%
Gross profit (Earnings from mining operations)	$1,523	$3,318	-54%	$640	$19,206	-97%
Net income (loss)	$(7,359)	$(1,285)	-473%	$(12,729)	$5,510	-331%
Adjusted EBITDA1	$4,101	$3,800	8%	$5,163	$16,893	-69%
Earnings (loss) per share – basic	$(0.05)	$(0.01)	-400%	$(0.09)	$0.04	-325%
Earnings (loss) per share – diluted	$(0.05)	$(0.01)	-400%	$(0.09)	$0.04	-325%
Silver ounces produced	484,937	453,934	7%	1,711,215	1,560,040	10%
Silver equivalent ounces produced2	763,881	672,690	14%	2,840,844	2,378,603	19%
Silver payable ounces	508,801	446,077	14%	1,625,135	1,472,269	10%
Total cash cost per silver ounce (US$)3	$8.85	$14.58	-39%	$13.45	$12.24	10%
Average realized silver price (US$)4	$20.15	$31.94	-37%	$22.89	$30.93	-26%

Fiscal Year 2013 Operational and Financial Highlights (Compared to Fiscal Year 2012)

•	Consolidated throughput totalled 283,608 tonnes, a 23% increase;

•	Record metal production of 2,840,844 silver equivalent ounces (“Ag eq oz”), a 19% increase;

•	Silver and gold production increased 10% and 44% respectively to individual records of 1,711,215 and 15,714 ounces;

•	Consolidated cash cost per silver ounce increased 10% to US$13.45 compared to US$12.24;

•	Revenues totalled $54.0 million, a decrease of 12% due to lower average metal prices;

•	Net loss of $12.7 million, reflecting a $12.0 million non-cash, pre-tax impairment charge, compared to net income of $5.5 million in the prior year;

•	Adjusted EBITDA1 was $5.2 million compared to $16.9 million;

•	Cash-flow from operating activities was $8.6 million compared to $13.1 million;

•	Cash and cash equivalents was $21.8 million compared to $20.7 million; and

•	Net working capital was $38.2 million compared to $44.5 million.

1
“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

2
Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

3
“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

4	Average realized silver price is prior to treatment, refining and smelting charges

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Fourth Quarter 2013 Operational and Financial Highlights (Compared to Fourth Quarter 2012)

•	Consolidated throughput was 69,601 tonnes, an increase of 3%;

•	Metal production was 763,881 Ag eq oz, a 14% increase;

•	Silver production was 484,937 ounces, a quarterly record, and an increase of 7%;

•	Gold production was 3,881 ounces, an increase of 37%;

•	Revenues totalled $15.8 million compared to $17.8 million, a decrease of 11%;

•	Net loss was $7.4 million, reflecting a $12.0 million non-cash, pre-tax impairment charge; compared to a net loss of $1.3 million;

•	Adjusted EBITDA was $4.1 million, compared to $3.8 million; and,

•	Cash-flow from operating activities was $0.3 million, compared to $4.5 million.

MINE OPERATING RESULTS

Consolidated Operations

	2013					2012
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	283,608	69,601	76,898	67,569	69,540	230,120	67,659	58,307	52,956	51,198

Production
Silver (ounces)	1,711,215	484,937	459,924	396,730	369,624	1,560,040	453,934	371,857	374,723	359,526
Gold (ounces)	15,714	3,881	4,695	3,994	3,144	10,924	2,826	3,015	2,354	2,729
Lead (tonnes)	1,115	286	300	243	286	962	289	226	245	202
Zinc (tonnes)	1,673	402	411	411	449	1,478	446	369	351	312

Silver equivalent ounces1	2,840,844	763,881	789,250	680,212	607,501	2,378,603	672,690	592,586	555,721	557,606

Silver payable ounces	1,625,134	508,801	369,672	406,787	339,874	1,472,269	446,077	314,146	395,405	316,641

Cash cost per silver ounce (US$)2	$13.45	$8.85	$9.89	$18.14	$18.60	$12.24	$14.58	$13.16	$11.42	$9.05

The Company increased production in 2013 at both mines.  However, grade variability had a significant impact on cash cost in the first half of the year and the Company took steps to improve grade control and reduce site costs which resulted in a decrease in cash cost in the second half of 2013.  The Company continues to endeavor to improve its mine planning activities and to improve operating efficiency.  Initiatives taken to reduce operating costs included a reduction in the number of mining contractors at Guanajuato, renegotiation of mining contracts to create greater accountability for material and labor costs, improvements in mine planning and coordination with geology and improvement of grade control.

Mined and processed ore for the year ended December 31, 2013 reached an annual record of 283,608 tonnes, an increase of 23% over the prior year.  The Guanajuato Mine Complex achieved an increase of 27% in throughput, and the Topia mine achieved an increase of 11% in throughput.  The increases were due to a greater number of operating hours and improved efficiencies in mining activity.

Mined and processed ore for the fourth quarter of 2013 was 69,601 tonnes, a decrease of 9% compared to the third quarter of 2013, and an increase of 3% compared to the fourth quarter of 2012.  The decrease in throughput from the third quarter of 2013 was as expected due to a fall in operating hours as a result of scheduled maintenance and the December holiday period.  The increase in throughput against the comparable quarter of 2012 was due to a greater number of operating hours and improved efficiencies in mining activity that was consistent with the overall annual increase.

1
Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

2
“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Overall metal production for the year ended December 31, 2013 was a record 2,840,844 Ag eq oz, representing an increase of 19% over the prior year.  This was attributable to increases in throughput at both mines, improved silver grades at Topia and improved gold grades at Guanajuato.  Overall metal production for the fourth quarter of 2013 was 763,881 Ag eq oz, a decrease of 3% from the third quarter of 2013 and an increase of 14% compared to the fourth quarter in 2012.  The 14% increase in metal production compared with the fourth quarter 2012 is primarily the result of higher throughput at both operations and higher gold grades at Guanajuato.  The decrease from the third quarter of 2013 was a result of the 9% reduction in throughput and a 17% decrease in gold ounces at Guanajuato due to lower gold grades in the fourth quarter.

Consolidated cash cost per silver ounce was US$13.45 for the year ended December 31, 2013, a 10% increase compared to US$12.24 for the year ended December 31, 2012.  The increase is mainly attributed to higher cash cost per silver ounce at Guanajuato during the first half of the year as a result of cost and grade challenges.

Consolidated cash cost per silver ounce of US$8.85 for the fourth quarter of 2013 decreased from US$14.58 in the fourth quarter of 2012.  The improvement in cash cost per silver ounce is attributable to cost reductions at both mines, improved silver grades and higher by-product credits per silver payable ounce as a result of significantly increased gold by-product production at Guanajuato.

The Company commenced development of its San Ignacio Project in 2013 and expects to start production in the second quarter of 2014 (See “San Ignacio Project” section for more details).

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Guanajuato Mine Complex

For the year ended December 31, 2013, Guanajuato processed 221,545 tonnes, an increase of 27% or 47,523 tonnes over the prior year due to an increased focus on the Cata and Santa Margarita zones and improved grades in these areas in 2013.  Guanajuato also processed approximately 8,500 tonnes of purchased ore from a third party which accounted for approximately 4% of the total tonnes milled in the year.  At this time, the Company does not have any similar agreements to purchase ore from third parties.  Guanajuato processed 55,547 tonnes in the fourth quarter of 2013, a decrease of 8% compared to the third quarter of 2013, but an increase of 10% compared to the fourth quarter of 2012.  The decrease from the third quarter of 2013 was due to planned maintenance and downtime over the Christmas holidays.

Record metal production of 1,983,819 Ag eq oz for 2013 represented an increase of 22% or 358,514 Ag eq oz over the prior year.  This is attributed to a 27% increase in throughput which was partially offset by lower silver grades.  The increased throughput was due to a greater number of operating hours and improved efficiencies in mining activity.  In 2013, there was a 76% increase in tonnes mined at Santa Margarita and a 58% increase in Ag eq oz.  The Cata zone also recorded notable increases in production.

Metal production of 555,933 Ag eq oz for the fourth quarter of 2013 represented a decrease of 1% compared to the third quarter of 2013.  Fourth quarter 2013 metal production increased 21% over the fourth quarter of 2012 due to increased throughput from increases in mining activity which yielded higher average metal grades on an Ag eq oz basis.

For the year ended December 31, 2013, silver production achieved an annual record of 1,079,980 ounces, representing an increase of 8% or 75,649 ounces over the year ended December 31, 2012.  Silver production for the fourth quarter of 2013 of 330,949 ounces increased 14% compared to the third quarter of 2013 and rose 11% compared to the fourth quarter of 2012.  Gold production for 2013 at Guanajuato was 15,064 ounces, a record and an increase of 46% or 4,714 ounces over the prior year.  Guanajuato’s gold production for the fourth quarter of 3,750 ounces represented a decrease of 17% compared to the third quarter of 2013 and an increase of 41% compared to the fourth quarter of 2012.  Development and production from Guanajuato’s gold-rich Santa Margarita area continues to contribute to higher gold production.

The majority of the increase in metal production at Guanajuato for the year ended December 31, 2013 was from the lower levels of Cata and Santa Margarita.  The Los Pozos and Guanajuatito zones also contributed to the increase in production through higher mined tonnes and improved grades.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Average ore grades for the year ended December 31, 2013 were 169g/t Ag and 2.31g/t Au, as compared to 199g/t Ag and 2.02g/t Au for 2012.  Despite lower silver grades year-over-year, silver grades showed consistent improvement throughout 2013.  Average ore grades for the fourth quarter of 2013 were 202g/t Ag and 2.26g/t Au compared to 166g/t Ag and 2.54g/t Au for the third quarter of 2013 and compared to 206g/t Ag and 1.80g/t Au for the fourth quarter of 2012.  Gold grades for the year ended and the fourth quarter ended December 31, 2013 showed noticeable improvements compared to the year ended and fourth quarter ended December 31, 2012 due to the increased production from the gold-rich Santa Margarita mine and the gradual elimination of production from the low grade San Vicente Zone.

The Cata and Santa Margarita zones at Guanajuato continued to account for the highest grades and grades at the Los Pozos zone improved due to the mineral resource re-interpretation and mine exploration development.

Metallurgical performance at the Guanajuato plant remained strong throughout 2013.  For the year ended December 31, 2013, metal recoveries were 89.6% for silver and 91.7% for gold compared to 90.2% and 91.5% respectively, in 2012.  Silver recoveries decreased marginally from the prior year predominantly due to lower silver grades in the first half of the year.  Recoveries of 91.7% for silver and 92.9% for gold were achieved in the quarter ended December 31, 2013.

Guanajuato Mine Complex Production Data

	2013					2012
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	221,545	55,547	60,536	52,917	52,545	174,022	50,550	43,714	40,964	38,794

Production
Silver (ounces)	1,079,980	330,949	289,671	236,454	222,906	1,004,331	298,750	239,992	226,284	239,305
Gold (ounces)	15,064	3,750	4,531	3,841	2,942	10,350	2,656	2,866	2,213	2,615

Silver equivalent ounces1	1,983,819	555,933	561,544	466,925	399,417	1,625,305	458,092	411,958	359,063	396,192

Silver payable ounces	1,026,095	352,238	212,317	259,770	201,770	968,710	316,275	185,045	257,521	209,869

Average ore grade
Silver (g/t)	169	202	166	159	148	199	206	188	189	213
Gold (g/t)	2.31	2.26	2.54	2.47	1.93	2.02	1.80	2.22	1.82	2.30

Metal recoveries
Silver	89.6%	91.7%	89.4%	87.2%	89.2%	90.2%	89.2%	90.9%	91.1%	90.1%
Gold	91.7%	92.9%	91.8%	91.5%	90.3%	91.5%	90.9%	91.9%	92.3%	91.2%

Concentrate grades
Silver (g/t)	10,158	11,216	9,028	10,257	10,284	10,284	9,912	10,845	10,641	9,917
Gold (g/t)	142	127	141	167	136	106	88	130	104	108

1
Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Development and production in the lower levels of Cata yielded 68,467 tonnes grading 309g/t Ag and 1.12g/t Au and constituted 38% of total metal production for the year ended December 31, 2013.  Development continued on the 540 metre level in Cata in the fourth quarter of 2013.  Production from the Santa Margarita area consisted of 60,660 tonnes averaging 4.68g/t Au and 59g/t Ag during the year and was responsible for the increased gold production.  Further increases in gold production are expected from Santa Margarita.  Production from the Los Pozos area yielded 50,921 tonnes averaging 181 g/t Ag and 0.76 g/t Au during the year and Guanajuatito yielded 24,791 tonnes with average Ag and Au grades of 184 g/t and 0.89 g/t respectively.

The Guanajuatito main ramp was redeveloped to support an exploration drilling program to upgrade the mineral resources between the 245 and 390 metre levels and connect the Guanajuatito Mine underground to all the other mines in the Guanajuato Mine Complex. As a result, Guanajuatito ore production, which was previously hauled to surface via the ramp and then by truck to the Cata plant, can be transported underground and up the Cata shaft, thereby reducing haulage costs.

Improvements were made to the crushing section of the Cata processing plant by optimizing the double-deck screen installed in 2012.  A new filter press has been installed which will maximize filtration rates and produce a dryer final concentrate thereby lowering transportation and freight costs, reducing concentrate loss and lowering electricity consumption.  The Company commenced construction of rain water deviation channels at the Guanajuato tailings dam to advance the drainage system with the aim of improving safety and reducing maintenance of access roads.  The tailings dam also went through a further dyke lift to increase its storage capacity.

The Rayas shaft at Guanajuato resumed normal operations following a rehabilitation project, improving the transportation times of personnel to their work places and increasing operational efficiencies and overall safety conditions.  Rehabilitation work has now commenced on the Cata shaft.  This project has been planned to allow for the continuation of ore skipping operations.

During the fourth quarter, several overhead cranes were installed at the plant to facilitate maintenance work.  In addition, a computerized system was installed at the plant and also a thickener tank to protect the equipment from damage and improve efficiencies.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Guanajuato Mine Complex Cash Cost per Silver Ounce

	2013					2012
(in 000s of CAD except per ounce amounts or noted otherwise)	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
CAD Production costs	$26,612	$6,911	$5,419	$8,110	$6,173	$20,920	$7,639	$4,382	$5,608	$3,291
Smelting and refining charges	2,965	996	643	806	521	3,012	891	558	756	807
Gold by-product revenue	(18,610)	(5,925)	(5,200)	(4,313)	(3,173)	(16,698)	(5,187)	(3,686)	(4,334)	(3,491)
Cash operating costs	$10,967	$1,982	$862	$4,603	$3,521	$7,234	$3,343	$1,254	$2,030	$607

Cash operating costs (US$)	$10,687	$1,879	$832	$4,487	$3,488	$7,234	$3,370	$1,265	$1,997	$602
Silver payable ounces (000s)	1,026	352	212	260	202	969	316	185	258	210
Cash cost per silver ounce1 (US$)	$10.42	$5.34	$3.92	$17.26	$17.29	$7.47	$10.66	$6.84	$7.75	$2.87

Cash cost per silver ounce for the year ended December 31, 2013 of US$10.42 represented a 39% increase compared to the year ended December 31, 2012.  The increase in cash cost per silver ounce is attributable to higher overall unit production costs driven by lower average silver grades in the first half of the year.  Also, despite a 36% increase in gold ounces sold, by-product credits increased by only 11% due to the impact of the significant decline in average gold prices year-over-year.  Initiatives taken to reduce costs and improve grade control resulted in a significant improvement in cash cost at Guanajuato in the second half of the year.

Cash cost per silver ounce for the fourth quarter of 2013 was US$5.34 compared to US$10.66 realized in the fourth quarter of 2012.   The decrease from the prior year quarter was primarily due to lower unit production costs and higher by-product credits from increased gold grades.  Cash cost was US$3.92 in the third quarter of 2013.  The increase from the third quarter of 2013 was primarily due to decreased gold by-product credits per payable silver ounce as a result of a reduction in gold production and average realized gold price.

San Ignacio Project

Development of the San Ignacio Project is progressing as planned.  Since the receipt of the Environmental Impact Assessment (“EIA”) permit in October 2013, the Company has completed extensive work on site preparation and road and ramp development.  Production is anticipated to start in the second quarter of 2014 at about 100 tonnes per day and will be ramped up to about 250 tonnes per day by the end of 2014.  In May 2014, a phase VI drilling program is scheduled to further define the Intermediate vein and begin drilling on the Melladito and Nombre de Dios veins.

The decision to commence development of San Ignacio was based on internal economic assessments and is not supported by a formal pre-feasibility study and hence there is a heightened risk with the project.

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther's Guanajuato Mine Complex.

The property was part of the Guanajuato Mine purchase by Great Panther in 2005 from a mining cooperative called the “Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato” which had owned these since 1939.  Due to the Company’s focus on the main Guanajuato Mine Complex, it did not commence any work at San Ignacio until 2010.

Since the receipt of the EIA Permit in October 2013, mine and earthwork contractors were selected, and construction of a two-kilometre road and the access road to the mine portal were completed.  A water supply for the mine was installed, a diesel tank station was installed on site to supply the mine equipment, and construction of the electrical substation and the mechanical services building commenced.  The waste dump was completed and a mechanical services workshop is under construction.  Water and compressed air lines to supply the mine equipment have been established.  The offices, change rooms, water and communication facilities at the former San Ignacio Mine site have been re-established.

1 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Most of the necessary equipment and project personnel for the initial mine development have been sourced from the main Guanajuato mine.  The use of existing equipment and the proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio.  This is expected to have a positive impact on site production costs and ultimately cash cost.  As at January 31, 2014, approximately 277 metres of development has been completed.

As at the end of 2013, development ore of 1,082 tonnes grading 121g/t Ag and 2.11g/t Au was mined from the Intermediate and Melladito Veins in the upper levels of the mine.  Structural mapping and systematic sampling of the veins is assisting in understanding the grade distribution and will aid in mine planning once production levels are reached.  Production is expected to start in the second quarter at about 100 tonnes per day and will be ramped up to about 250 tonnes per day by the end of 2014.

Topia Mine

Mill throughput for Topia for the year ended December 31, 2013 was 62,063 tonnes of ore, an increase of 11% or 5,965 tonnes over the prior year total of 56,098 tonnes.  Ore processed in the fourth quarter of 2013 was 14,054 tonnes, representing a decrease of 14% compared to the third quarter of 2013 and an 18% decrease over the fourth quarter of the prior year, that was predominently due to the scheduled shutdown of several areas at Topia which had been determined as uneconomic in current market conditions.  For 2014, production from these areas will be replaced with additional production from the Argentina and 1522 areas.

Metal production at Topia for the year ended December 31, 2013 was 857,025 Ag eq oz comprising 631,236 silver  oz, 651 gold oz, 1,115 lead  tonnes and 1,673 zinc tonnes.  This was an increase of 14% or 103,727 Ag eq oz compared to 2012.  The increase in tonnage largely accounted for the year-over-year increase in metal production, however improved grades were also a contributing factor.  Metal production at Topia for the fourth quarter of 2013 was 207,948 Ag eq oz comprising 153,988 Ag oz, 131 Au oz, 286 Pb tonnes and 402 Zn tonnes.  Metal production on a Ag eq oz basis decreased 9% compared to the third quarter of 2013 as a result of 14% lower throughput.  Metal production on Ag eq oz basis for the fourth quarter decreased 3% compared to the fourth quarter of 2012 due to the 18% decrease in throughput mentioned above, which was partly offset by an improvement in grades for all metals.

Topia Mine Production Data

	2013					2012
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	62,063	14,054	16,362	14,652	16,995	56,098	17,109	14,593	11,992	12,404

Production
Silver (ounces)	631,236	153,988	170,254	160,276	146,718	555,710	155,185	131,865	148,439	120,221
Gold (ounces)	651	131	164	154	202	574	171	149	140	114
Lead (tonnes)	1,115	286	300	243	286	962	289	226	245	202
Zinc (tonnes)	1,673	402	411	411	449	1,478	446	369	351	312

Silver equivalent ounces1	857,025	207,948	227,706	213,287	208,084	753,298	214,598	180,627	196,658	161,415

Silver payable ounces	599,039	156,563	157,355	147,017	138,104	503,559	129,802	129,101	137,884	106,772

Average ore grade
Silver (g/t)	351	376	358	376	300	345	319	316	424	326
Gold (g/t)	0.57	0.49	0.55	0.57	0.65	0.55	0.57	0.55	0.56	0.45
Lead (%)	1.93	2.17	1.96	1.79	1.81	1.86	1.86	1.69	2.18	1.71
Zinc (%)	2.94	3.07	2.73	3.05	2.94	2.91	2.87	2.78	3.21	2.73

Metal recoveries
Silver	90.2%	90.6%	90.4%	90.6%	89.4%	89.4%	88.4%	89.0%	90.7%	90.5%
Gold	57.0%	58.6%	56.4%	57.0%	56.6%	57.9%	54.1%	57.8%	64.3%	64.0%
Lead	93.3%	93.8%	93.5%	92.5%	93.2%	92.3%	91.0%	91.4%	93.6%	94.1%
Zinc	91.6%	93.2%	91.8%	91.9%	89.7%	90.6%	90.7%	90.9%	91.2%	92.1%

Concentrate grades
Lead
Silver (g/t)	8,595	8,031	9,337	8,936	7,431	8,409	7,493	8,997	8,708	8,757
Gold (g/t)	7.72	5.98	7.61	8.93	9.15	7.48	7.19	8.60	7.35	6.88
Lead (%)	51.28	50.20	55.08	52.24	49.64	49.86	48.69	52.82	48.79	49.80
Zinc (%)	10.34	11.60	8.97	9.64	10.21	10.48	11.48	10.33	10.49	9.16
Zinc
Silver (g/t)	529	519	516	517	582	715	779	692	735	636
Gold (g/t)	1.39	1.16	1.56	1.45	1.58	1.62	1.65	1.74	1.38	1.68
Lead (%)	1.21	1.21	1.32	0.89	1.54	1.72	1.77	1.75	1.67	1.68
Zinc (%)	51.39	52.11	52.39	50.45	50.05	51.31	50.66	50.02	51.71	53.45

1 Silver equivalent ounces in 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

In 2013, underground development at Topia consisted of 4,053 metres, focusing on deepening main ramps at the Argentina and La Prieta mines to access new mineralized levels indicated by exploration drilling results, and production and grade control at the 1522, San Gregorio, La Prieta, Argentina and Durangueño mines.  Metal production at Topia came primarily from the 1522, Durangueno and Argentina mines which accounted for 47% of production.  Production stoping at the silver-rich San Gregorio, Hormiguera and El Rosario mines accounted for a further 24% of total Topia production.  Despite the improved grades year-over-year, mine exploitation continues to face challenges in terms of ore vein consistency and incompetent host rock that results in higher dilution.  Mining has been focused on areas with consistently higher grade and better vein widths.

The number of operating mines at Topia was reduced to eleven from fourteen.  For 2014, increased production at Topia’s largest mines, Argentina and 1522, is expected to replace production from the mines which have been shut down.

Average grades at Topia in 2013 were 351g/t Ag, 0.57g/t Au, 1.93% Pb and 2.94% Zn representing respective increases of 2%, 4%, 4% and 1% over the average grades realized in 2012.  The average grades of ore processed from Topia in the fourth quarter of 2013 were 376g/t Ag, 0.49g/t Au, 2.17% Pb and 3.07% Zn representing respective increases of 5%, 11% and 12% for Ag Pb and Zn, and a decrease of 11% for Au over the third quarter of 2013.  Compared to the fourth quarter of 2012, average grades increased 18%, 17% and 7% for Ag, Pb and Zn respectively, and decreased 14% for Au.

Topia’s plant saw generally improved metal recoveries in 2013 of 90.2% for Ag, 57.0% for Au, 93.3% for Pb and 91.6% for Zn compared with those in 2012.  Metal recoveries in the fourth quarter of 2013 of 90.6% for Ag, 58.6% for Au, 93.8% for Pb and 93.2% for Zn represented improvements when compared with the same quarter of 2012.

During 2013, development was carried out to prepare sublevels, raises and stopes for production.  Development reached level 4 as planned at the Argentina main ramp, as part of a program focused on deepening the main ramps.  In addition, further deepening at La Prieta to access new mineralized levels was completed.  Exploration drilling was conducted to determine the continuity of the faulted mineralized structures at the Recompensa and La Preita mines to prepare for production in 2014.  Development of the La Prieta ramp was temporarily suspended giving priority to preparatory work for production.  Exploration of the Durangueño area will be partially completed from the underground drilling stations.

During 2013, the metallurgical laboratory was reconditioned and upgraded equipment was installed.

During the fourth quarter of 2013, a new cone crusher was installed at the plant.  This increased crushing capacity by reducing the ore feed size to the mill and is expected to reduce maintenance costs.  In addition, several overhead cranes have been installed at the processing plant to facilitate maintenance activities and increase operational efficiencies.

The Topia tailings dam is undergoing a geotechnical study including geological, geophysical and soil mechanics surveys, with the aim of increasing the tailings pond capacity.  This study is expected to be completed before the end of the second quarter of 2014.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Topia Mine Cash Cost per Silver Ounce

	2013					2012
(in 000s of CAD except per ounce amounts or noted otherwise)	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
CAD Production costs	$13,210	$3,180	$3,371	$3,299	$3,359	$11,943	$3,478	$3,184	$2,737	$2,544
Smelting and refining charges	3,934	1,057	984	934	959	3,536	953	898	948	737
Gold by-product revenue	(588)	(101)	(152)	(135)	(199)	(524)	(126)	(128)	(162)	(109)
Zinc by-product revenue	(2,482)	(658)	(593)	(592)	(639)	(2,114)	(545)	(589)	(494)	(486)
Lead by-product revenue	(2,311)	(657)	(603)	(477)	(574)	(1,769)	(523)	(470)	(420)	(355)
Cost of custom milling	(261)	(69)	(73)	(70)	(49)	(302)	(130)	(44)	(63)	(65)
Cash operating costs	$11,502	$2,751	$2,934	$2,959	$2,857	$10,770	$3,107	$2,851	$2,546	$2,266

Cash operating costs (US$)	$11,174	$2,624	$2,825	$2,891	$2,834	$10,787	$3,135	$2,870	$2,517	$2,265
Silver payable ounces (000s)	599	157	157	147	138	504	130	129	138	107
Cash cost per silver ounce1 (US$)	$18.65	$16.76	$17.95	$19.67	$20.52	$21.42	$24.15	$22.23	$18.26	$21.21

Cash cost per silver ounce for Topia for the year ended December 31, 2013 was US$18.65, a decrease of 13% from US$21.42 for 2012, primarily as a result of lower unit production costs, lower unit smelting and refining charges and higher by-product credits per silver payable ounce.  The higher unit by-product credits were the result of increased by-product metal production which offset lower metal prices year over year.

Cash cost per silver ounce for Topia decreased marginally to US$16.76 in the fourth quarter of 2013 from US$17.95 in the third quarter of 2013 due to lower unit production costs and higher by-product credits per silver payable ounce.  Cash cost per silver ounce for Topia in the fourth quarter of 2013 decreased by 31% to US$16.76 from US$24.15 in the fourth quarter of 2012.  The decrease is mainly attributable to lower unit costs due to improved silver grades.

1 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

RESOURCE AND EXPLORATION UPDATE

Guanajuato Mine Complex

On December 3, 2013, the Company announced the completion of the updated mineral resource estimates for Guanajuato.  The new Measured and Indicated Mineral Resource at the Guanajuato Mine Complex comprises 504,700 tonnes at a grade of 174g/t silver and 1.65g/t gold containing 4,430,000 silver equivalent ounces using a 50g/t silver equivalent cut-off.  Inferred Mineral Resources are estimated at 434,000 tonnes at a grade of 140g/t Ag and 2.32g/t Au containing 3,900,000 Ag eq oz (See “Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation, Guanajuato, Mexico” dated November 26, 2013 filed on SEDAR).

The updated Mineral Resource estimate for the Guanajuato Mine Complex is valid as of July 31, 2013.

Guanajuato Measured, Indicated and Inferred Mineral Resources – July 31, 2013 (Cut-off 50 g/t Ag eq)
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (oz)
Measured	362.0	288	2,080,000	1.82	21,140	3,348,000
Indicated	142.6	236	745,000	1.22	560	1,081,000
Inferred	434.2	280	1,957,000	2.32	32,380	3,900,000

Notes:
1.   CIM Definitions were followed for Mineral Resources.
2.   Measured and Indicated Mineral Resources are reported at a cut-off grade of 50g/t Ag Eq.
3.   Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176g/t Ag Eq, Guanajuatito 164g/t Ag Eq,
      Pozos 178g/t Ag Eq, San Cayetano 169g/t Ag Eq, Santa Margarita 166g/t Ag Eq, Valenciana 167g/t Ag Eq, and Promontorio
     166g/t Ag Eq.
4.   Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.   Bulk Density is 2.68t/m³.
6.   Totals may not agree due to rounding.
7.   Ag Eq is given by the formula Ag Eq = Ag + 60*Au.

The Measured and Indicated Mineral Resources of 4,430,000 Ag eq oz are contained in the Cata Clavo, Los Pozos, Santa Margarita and Guanajuatito zones.  The Inferred Mineral Resources estimated at 3,900,000 Ag eq oz are contained in the Cata Clavo, Los Pozos, Santa Margarita, Guanajuatito, San Cayetano, Valenciana and Promontorio Zones.

A total of 1,658 metres (42 holes) of underground drilling was completed in the fourth quarter of 2013 for a total of 26,237 metres (217 holes) for the year ended December 31, 2013.  Exploration development in the fourth quarter of 2013 identified significant silver-rich intersections at the upper levels of the mineral resource at Santa Margarita, Los Pozos and Guanajuatito.

During the first quarter of 2013, drilling at Valenciana included an intercept of 2,900g/t silver and 26.00g/t gold over 1.30 metres, while two new discoveries at Guanajuatito were highlighted by intersections of 1,010g/t silver and 6.67g/t gold over 1.10 metres and 1,460g/t silver and 4.79/t gold over 1.15 metres.  At the Cata Mine, exploration drilling was ongoing following the Veta Madre and hanging wall zones to the northwest and to depth. Mine development has progressed down to the 520 metre level with stoping on the 520 and 490 metre levels.  On the Santa Margarita Vein in the Rayas Mine, in-fill drilling continues as does ramping down past the 500 metre level.

Exploration drilling between the 525 and 545 metre levels at Cata mine was completed during 2013 and revealed significant intercepts of the Veta Madre, contact and hanging wall (Alto) veins, with deeper drilling scheduled in 2014. During 2013, an exploration drilling campaign at Los Pozos was carried out through multiple short holes with the objective of defining the mineralization of Veta Madre and Santa Margarita veins at potential areas indicated by geological surveys and interpretations.  Positive intersections were recorded on the Veta Madre vein.

Following the upgrade of the mineral resource at Guanajuatito between the 245 and 390 metre levels during the fourth quarter, production commenced from the 285 metre level in the first quarter of 2014.  Additionally, an exploration crosscut is being constructed from Cata main ramp at the 540 metre level, aiming to intersect and further define the ore structure’s projection to depth as indicated by recent exploration drilling results.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Exploration drilling is continuing at Cata Clavo, Santa Margarita, Rayas Deeps and Guanajuatito.  The programs are configured to explore down-dip extensions of the mineralized zones at 25 to 50m spacing.

Planned development and exploration work in 2014 to expand mineral resources will focus on: Valenciana (Veta Madre and both footwall and hanging wall zones as well as exploration both at depth and proximal to old workings); at San Cayetano (Veta Madre); at Cata in the upper areas along strike both to the SE and NW; and at Promontorio (Veta Madre and both footwall and hanging wall zones).

Topia Mine

The Company’s latest mineral resource estimate for Topia was released in January 2013 (refer to the corresponding technical report entitled “Technical Report on the Topia Mine, State of Durango, Mexico” dated February 27, 2013 filed on SEDAR on February 26, 2013).  The mineral resource estimate is valid as of June 30, 2012:

Topia Measured, Indicated and Inferred Mineral Resources – June 30, 2012
	Tonnage (t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag eq (oz)
Measured	60,400	801	1.65	6.73	5.20	2,230,000
Indicated	95,400	809	1.35	6.33	3.70	3,370,000
Inferred	273,000	837	0.8	5.70	3.90	9,540,000

Notes:
1.   CIM definitions were followed for Mineral Resources.
2.   Mineral Resources are estimated at a Net Smelter Return cut-off of US$170/t.
3.   Mineral Resources are estimated using metal prices of US$1,680/oz Au, US$28.00/oz Ag, US$0.85/lb Pb, and
      US$0.85/lb Zn.
4.   A minimum mining width of 0.30 metres was used.
5.   Numbers may not add due to rounding.

The updated estimate represented a decrease over the resource reported in 2011 (see news release March 7, 2011), however a direct comparison of the present and past mineral resources is not accurate due to differing metal prices and minimum Net Smelter Return (“NSR”) values between the two dates.  Aside from normal mine depletion, the decrease in mineral resources can be attributed to a combination of factors, some of which resulted in some pre-existing resource blocks being dropped out of the model.  For example: 1) change in metal prices and less silver equivalent contribution from base metals; 2) increased costs and cut-off NSR; 3) increase in the mining dilution provision in the NSR calculation from 50 to 100%; 4) better reconciliation guiding metal capping; and 5) a demonstrated insufficient continuity of mineralization, which resulted in a portion of Inferred Mineral Resources from this area being removed.  This overall decrease has been partially countered by some positive exploration successes at the El Rosario, San Pablo, Oxi, Oxidada and Higueras veins.

San Ignacio Project

The Company’s latest mineral resource estimate for San Ignacio was released in May 2012 (refer to the corresponding report entitled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico” dated March 31, 2012 filed on SEDAR on June 26, 2012).  The mineral resource estimate is valid as of March 31, 2012:

San Ignacio Measured Mineral Resources – March 31, 2012 (Cut-off 125 g/t Ag eq)
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag Eq (oz)
Inferred	826	121	3,205,000	2.28	60,700	6,894,000

Notes:
1.   Company provided wireframes constructed to a minimum horizontal width of 1.0 metre.
2.   Reported Inferred cut-off grade 125g/t Ag Eq.
3.   Specific gravity of 2.63 based on 250 drill core samples captured by the wireframes.
4.   Total may not agree due to rounding.
5.   Tonnages and grades in metric units.
6.   Contained silver and gold in troy ounces.
7.   Silver equivalence was based on 60.8 to 1 ratio of silver to gold value.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

A phase V infill drilling campaign of approximately 1,125 metres that commenced in October 2013, to further define the mineral resource, was completed in November 2013.  The surface drilling comprised 13 holes totaling 1,144 metres and was focused on the upper 80 metres of the Intermediate Vein in order to define the top of the epithermal system and to better guide the first two years of development.  The most significant intersection of the program assayed 263g/t silver and 7.27g/t gold over a core length of 24.60m (15.81m true width) in drill hole ESI13-106, on section 475N.  The drill program filled in gaps from the 2011/2012 drill program and the new intersections corroborate the previous interpretation of the Intermediate Vein.  The aforementioned intersection of thick vein mineralization in ESI13-106 correlates with previous drill results from hole ESI11-039, 25m to the south, that returned 185g/t Ag and 5.47g/t Au over a true width of 5.39m indicating that higher grade “blow-outs” or “clavos” are a natural part of the vein system.

While the Phase IV drill program provided valuable information to guide the underground development, the intersection of old mine workings in a few holes prevents the Company from accurately estimating tonnages in these specific areas with the required confidence levels.  Consequently, at this time there is insufficient data to provide for an updated NI 43-101 resource estimate with Measured and Indicated resource to support the capitalization of the costs under International Financial Reporting Standards now that the project is in the development phase.

A phase VI drill program of 3,500 metres for the San Ignacio project will commence in May 2014 and will include in-fill drilling deeper in the system and detailed drilling for 250 metres south along the Intermediate Vein in an area of limited exploitation dating back to the 19th century, as well as property-wide targeting along with initial drilling at Melladito and Nombre de Dios.

El Horcon Project

The Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project in Jalisco State, Mexico for total cash consideration of US$1.6 million on September 5, 2012.  El Horcon covers 7,908 hectares in 17 contiguous mining concessions and is a past producing mine located 100 kilometres by road northwest of the Company’s Guanajuato Mine Complex.  The proximity to Guanajuato allows for the potential for any ore which is produced to be trucked to Guanajuato and processed at the Cata plant.

Exploration activities at El Horcon continued with detailed geological mapping of historical underground workings, surface geological mapping and surface sampling of all veins and mineralized structures.  In total, 1,415 samples were submitted for assay and 16 underground workings have been geologically mapped and sampled.  The majority of the sampling corresponds to surface exposures of veins and mineralized structures.  Geological mapping has outlined multiple vein zones along a northwest trend of five kilometres.  Baseline studies for the Ministry of Environment and Natural Resources, SEMARNAT ("Secretaría de Medio Ambiente y Recursos Naturales"), were completed, and SEMARNAT issued a permit for a limited drill program at El Horcon.

An initial internal resource estimate, with an effective date of August 31, 2013, was prepared based on a 2,156 metre, 24 hole surface drill program completed during the second quarter of 2013 (See “Technical Report on the El Horcon Project Resource Estimation, Comanja, Nayarit, Mexico” dated September 26, 2013 filed on SEDAR).  The drilling was completed along a 650 metre length of the Diamantillo vein and intersected several parallel veins: Natividad, San Guillermo and the Diamantillo footwall.  It was demonstrated that the veins follow distinct structures and are continuous.

El Horcon Inferred Mineral Resources – August 31, 2013
Vein	Tonnage	Au (g/t)	Ag (g/t)	Pb (%)	Average $NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157

Total	214,402	3.22	68	2.36	161

Notes:
1.   CIM Definitions were followed for Mineral Resources.
2.   Inferred Mineral Resources are reported at a cut-off of US $110 / tonne.
3.   Bulk Density’s used are 2.77t/m3 (Diamantillo), 2.62t/m3 (Diamantillo HW), 2.57t/m3 (Natividad), and 2.78t/m3 (San Guillermo).
4.   Total may not agree due to rounding.
5.   $NSR/tonne based on prices of Ag = US $24/oz; Au = US $1,440/oz; and Pb = US $1.00/lb.
6.   Contained ounces have been calculated using 1oz = 31.1035g.
7.   Minimum true width of intersection was 1.0m.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

At the above mentioned metal prices, and using Great Panther’s existing smelter terms, the initial inferred resource contains approximately 2.47 million silver equivalent ounces.  While this is insufficient to make a production decision, the Company is encouraged by the tenor and continuity of the mineralization.  As the veins are open in all directions, the next phase of drilling will test the strike and depth extent of the mineralization.
Baseline studies for an expanded exploration and development permit are underway.  Once the application for the permit has been filed, it is anticipated that it could be six to nine months for approval.

At this time, plans for El Horcon are limited to applying for the necessary government permits to allow further exploration and development.  This project has the potential to be another satellite mine to the Company's Guanajuato Mine, leveraging further excess capacity at its Cata processing plant.

As of the date of this MD&A, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

Santa Rosa Project

A drill program of five drill holes totaling 1,653 metres was completed in 2012.  No significant exploration program was undertaken for 2013.  A reassessment of the property and regional geology, involving geological mapping and sampling, will be undertaken in 2014 in order to better understand the structural controls on mineralization before planning another drill program.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) except as noted:

(in thousands, except per share amounts)	2013	2012	2011
Revenue	$53,954	$61,139	$57,818
Cost of sales before non-cash items1	39,822	32,864	25,475
Earnings from mining operations2	640	19,206	26,916
Net income (loss) for the year	(12,729)	5,510	11,506
Basic earnings (loss) per share	(0.09)	0.04	0.09
Diluted earnings (loss) per share	(0.09)	0.04	0.08
Adjusted EBITDA3	5,163	16,893	24,723
Cash and cash equivalents (including short-term investments)	21,778	25,899	39,517
Total assets	100,119	116,729	102,944
Total non-current liabilities	4,772	8,193	3,978
Working capital	$38,223	$44,539	$53,810

Revenue in 2013 declined compared with 2012 due to a decrease in the average silver price (US$22.89 per ounce compared to US$30.93 per ounce) and a similar decline in the price of gold which offset an 18% increase in Ag eq oz sold.  The increase in revenue in 2012 compared to 2011 was due to a 16% increase in Ag eq oz sold offset by a decrease in average silver price (US$30.93 per ounce compared to US$34.71 per ounce).

Total assets at December 31, 2013 decreased from those at December 31, 2012 due mainly to a net loss for 2013 which reflected a $12.0 million non-cash pre-tax impairment charge in respect of the Company’s Guanajuato Mine and San Ignacio Project.

The Company recorded a net loss of $12.7 million in 2013 compared to net income of $5.5 million in 2012.  The net loss in 2013 was a result of decreased gross profit of $18.6 million due to lower metal prices despite increased Ag eq oz and the aforementioned $12.0 million non-cash pre-tax impairment charge.  These factors were partially offset by a $4.6 million foreign exchange gain, a $3.5 million income tax recovery and reductions in general and administrative expenditures.

Please refer to the “Results of Operations” section for a further discussion of the impairment charges.

Total assets at December 31, 2012 increased over those at December 31, 2011 due mainly to an increase in trade and taxes payable and through generation of net income during the year.  However, net income decreased in 2012 compared with 2011 and was primarily the result of decreased gross profit of $7.7 million despite increased Ag eq oz metal sales as discussed in the previous paragraph and a foreign exchange gain of $2.8 million.  In addition, increases in general and administration and exploration expenses contributed to the decrease.

1 “Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
2“Earnings from mining operations” are defined as gross profit.
3“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-  based payments expense, foreign exchange gains or losses, and non-recurring items.  Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) except as noted:

(in thousands, except per share amounts)	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenue	$15,837	$14,313	$11,165	$12,639	$17,789	$15,286	$14,439	$13,625
Cost of sales before non-cash items1	10,118	8,780	11,392	9,532	11,117	7,566	8,346	5,835
Earnings from mining operations2	1,523	2,645	(3,842)	313	3,319	5,791	3,771	6,325
Net income (loss) for the period	(7,359)	(1,523)	(5,124)	1,276	(1,285)	1,758	354	4,683
Basic earnings (loss) per share	(0.05)	(0.01)	(0.04)	0.01	(0.01)	0.01	0.00	0.03
Diluted earnings (loss) per share	(0.05)	(0.01)	(0.04)	0.01	(0.01)	0.01	0.00	0.03
Adjusted EBITDA3	4,101	3,865	(3,323)	521	3,800	4,961	3,691	4,441
Cash and cash equivalents (including short-term investments)	21,778	23,724	21,342	25,604	25,899	26,827	28,675	40,322
Total assets	100,119	107,889	110,117	117,579	116,729	114,057	110,717	110,024
Total non-current liabilities	4,772	5,256	6,697	9,176	8,193	5,569	6,128	5,997
Working capital	$38,223	$35,904	$35,140	$42,203	$44,539	$45,911	$49,889	$53,537

In the following discussion, quarterly results are discussed relative to the preceding quarter’s results.

In the first quarter of 2012, the Company’s revenue decreased as a result of decreases in the volume of metal sales on a silver equivalent basis and increased smelting and refining charges which offset the benefit of higher average realized silver prices (US$32.65 per ounce compared to US$30.86 per ounce).  Net income increased primarily due to an increase in foreign exchange gain of $5.7 million and a decrease in share-based payments expense of $1.1 million, which offset an increase in general and administrative expenses of $1.0 million.

In the second quarter of 2012, the Company’s revenue increased despite a decrease in the average realized silver price (US$28.06 per ounce compared to US$32.65 per ounce) and consistent production.  The increase in revenue is attributed to shipments in transit at the end of the first quarter of 2012 which were recognized in the second quarter.  Net income decreased primarily due to a decrease in gross profit of $2.6 million as a result of lower metal prices, and a foreign exchange loss of $0.8 million compared to a foreign exchange gain of $3.7 million in the first quarter.  These factors were partially offset by a decrease in general and administrative expenses of $0.9 million, a decrease in exploration and evaluation expenses of $0.2 million, and a decrease in income tax expense of $1.8 million.

In the third quarter of 2012, revenue increased as a result of higher average realized silver price (US$31.92 per ounce compared to US$28.06 per ounce).  However, the impact of improved metal prices was partly offset by a decrease in silver equivalent ounces sold as a large shipment of concentrate remained in transit at quarter end.  Net income increased primarily due to an increase in gross profit of $2.0 million and a decrease in income tax expense of $0.2 million, offset by a $0.9 million increase in general and administrative expenses.

In the fourth quarter of 2012, the Company’s revenue increased as a result of higher silver equivalent ounces sold.  The net loss was primarily due to a decrease in gross profit of $2.5 million and an increase in tax expense of $2.4 million.

1 “Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
2 “Earnings from mining operations” are defined as gross profit.
3 “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

In the first quarter of 2013, the Company’s revenue decreased due to a decrease in metal sales on a silver equivalent ounce basis, primarily due to a significant shipment being in transit at the quarter end, and due to lower average realized silver prices (US$29.71 per ounce compared to US$31.94 per ounce).  Net income increased primarily due to a $3.7 million increase in foreign exchange gain and a decrease in income tax expense of $1.5 million, which offset the decreases in revenue and gross profit.

In the second quarter of 2013, revenue decreased due to a sharp decline in average realized silver prices (US$21.58 per ounce compared to US$29.71 per ounce), and a negative revaluation adjustment on concentrate shipments still subject to final settlement.  These factors offset an increase in silver equivalent ounces sold.  The net loss was predominantly the result of realizing a gross loss of $3.8 million due mainly to lower metal prices, and a $0.8 million increase in general and administrative, and exploration expenses.

In the third quarter of 2013, average realized silver prices were marginally higher (US$21.85 per ounce compared to US$21.58 per ounce), however, metal sales on a silver equivalent ounce basis were lower, primarily due to an increase in in-transit concentrate shipments not included in revenue for the third quarter.  The decrease in net loss was primarily due to an increase in gross profit to $2.6 million and decreases in general and administrative and exploration expenses of $1.2 million, offset by a foreign exchange loss of $3.5 million.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales on a silver equivalent ounce basis which offset a decline in average realized silver prices (US$20.15 per ounce compared to US$21.85 per ounce).  Net loss increased due primarily to the $12.0 million pre-tax non-cash impairment charge and to a lesser extent due to a decrease in gross profit.  These factors were partly offset by an increase in foreign exchange gain of $4.0 million and decreases in general and administrative and exploration expenses.

Refer to the “Results of Operations” section for a complete discussion of the financial results for the three months and year ended December 31, 2013.

There can be significant variances in the Company’s reported revenue and net income (loss) from quarter to quarter arising from factors that are often difficult to anticipate in advance or to predict from past results.  For example, fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar, may result in considerable variances in unrealized and realized foreign exchange gains and losses due primarily to a significant intercompany loan which is re-valued for each period end.  Fluctuations in the price of silver and gold, and to a lesser extent, lead and zinc, can also have a significant impact on the Company’s revenue and net income (loss).  In addition, the periodic grant of incentive stock options, which results in the recording of amounts for share-based payments, although non-cash, can be large in any given quarter.

Revenue will vary based on the quantity of metal produced, metal prices and terms of sales agreements.  The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit mineral processing.  The dry season in Mexico generally extends from October through April.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

The Company’s average realized metal prices and the average Canadian exchange rates against the United States dollar and Mexican peso for the quarter and year ended December 31, 2013 and 2012 are as follows:

	2013 Q4	2012 Q4	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012
Silver (U.S. $ / oz.)	$20.15	$31.94	$22.89	$30.93
Gold (U.S. $ / oz.)	$1,254.80	$1,697.32	$1,359.53	$1,671.88
Lead (U.S. $ / lb.)	$0.98	$1.01	$0.98	$0.95
Zinc (U.S. $ / lb.)	$0.89	$0.90	$0.89	$0.89
USD / CAD	0.9525	1.0087	0.9711	1.0007
MXP / CAD	12.405	13.053	12.392	13.154

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

RESULTS OF OPERATIONS

Year Ended December 31, 2013

Revenue from the sale of metals in concentrate is recognized in the financial statements when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer, and the revenue can be reliably measured.  Revenues from the sale of metals in concentrate are recorded in the statements of comprehensive income net of treatment, refining and penalty charges paid to the buyer under the terms of the sales contract.  At the end of the accounting period, the estimated revenue on the sale of metals in concentrate is recorded based on forward metal prices for the expected date of final settlement.  As a result, revenues include estimated prices for sales in the period, adjusted at period-end, based on expected silver, gold, lead and zinc prices for final settlement, as well as price adjustments for sales that occurred in prior periods, based on the actual prices received.  These adjustments also reflect changes arising from final weight and assay calculations.

Details of revenue, cost of sales, cost of sales before non-cash items1, gross profit and gross profit before non-cash items1 for the year ended December 31, 2013 and 2012 are as follows:

Revenue, Cost of Sales and Gross Profit (in 000s)	2013	% of Revenues	2012	% of Revenues
Revenue	$53,954	100%	$61,139	100%
Cost of sales
Production costs (Cost of sales before non-cash items1)	39,822	74%	32,864	54%
Amortization and depletion	13,047	24%	8,684	14%
Share-based payments	445	1%	385	1%
Total cost of sales	53,314	99%	41,933	69%
Gross profit	$640	1%	$19,206	31%
Add: Amortization and depletion	13,047	24%	8,684	14%
Share-based payments	445	1%	385	1%
Gross profit before non-cash items2	$14,132	26%	$28,275	46%

For the year ended December 31, 2013, the Company earned revenues of $54.0 million compared to $61.1 million for the year ended December 31, 2012, a decrease of 12%.  The decrease is primarily due to significantly lower average silver and gold prices in 2013 as compared to 2012 which offset a 19% increase in production and a corresponding 18% increase in silver equivalent ounces sold.  The Company recognized revenue on shipments representing 2.6 million silver equivalent ounces in 2013 as compared to 2.2 million silver equivalent ounces in 2012.  The average realized silver price for 2013 was US$22.89 per ounce which was 26% lower than the US$30.93 per ounce average in 2012.

For 2013, the Company had contracts in place for all of its planned concentrate production prior to the beginning of the year.  The Company’s concentrate inventory balances arise due to shipments which are in transit at the end of the reporting period.  For 2014, the Company also has contracts in place for the sale of its planned concentrate production for 2014.

1	“Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
2	“Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Revenue related to contained metals in concentrates for the years ended December 31, 2013 and 2012 is as follows:

	Year ended December 31, 2013			Year ended December 31, 2012
(in thousands)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$22,375	$13,801	$36,176	$30,425	$15,463	$45,888
Gold revenue	18,610	587	19,197	16,709	525	17,234
Lead revenue	-	2,311	2,311	-	1,772	1,772
Zinc revenue	-	2,482	2,482	-	2,109	2,109
Ore processing revenue and other	-	686	686	-	701	701
Treatment charges, refining charges and deductions	(2,965)	(3,933)	(6,898)	(3,030)	(3,535)	(6,565)
Total Revenue	$38,020	$15,934	$53,954	$44,104	$17,035	$61,139

On a segment basis, for the year ended December 31, 2013, Guanajuato and Topia revenues decreased by 14% and 6% respectively when compared to the same period in 2012.  The decrease at Guanajuato is due to the 26% decrease in average realized silver prices which offset a 22% increase in metal production and an 18% increase in silver equivalent ounces sold.  The decrease in revenue at Topia was the result of the same decrease in average realized metal prices which offset increased production and a 19% increase in silver equivalent ounces sold.

Sales quantities by metal for the year ended December 31, 2013 and 2012 are as follows:

	Year Ended December 31, 2013			Year ended December 31, 2012
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	1,026,095	599,040	1,625,135	968,710	503,559	1,472,269
Gold (ounces)	13,730	417	14,147	10,063	326	10,389
Lead (tonnes)	-	2,316,211	2,316,211	-	1,856,110	1,856,110
Zinc (tonnes)	-	2,786,187	2,786,187	-	2,388,130	2,388,130
Silver equivalent ounces1	1,849,876	778,980	2,628,856	1,572,478	651,980	2,224,458

Cost of sales before non-cash items2 was $39.8 million (74% of revenue) for the year ended December 31, 2013 compared to $32.9 million (54% of revenue) for 2012.  This increase is attributable to the 18% increase in unit metal sales on a silver equivalent ounce basis and to higher unit production costs, particularly in the first half of 2013 at Guanajuato due to higher site costs and lower average silver grades.  Silver grades at Guanajuato were 169g/t in 2013, an 15% decrease from the silver grades realized in 2012.

Gross profit before non-cash items3 was $14.1 million (26% of revenue) for 2013 compared to $28.3 million (46% of revenue) in 2012.  The decrease in gross profit before non-cash items3 is explained by lower average realized metal prices and higher unit production costs in the first half of the year, mainly at Guanajuato.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the year ended December 31, 2013 was $13.0 million compared to $8.7 million for the year ended December 31, 2012.  The increase in amortization expense is the result of an 18% increase in silver equivalent ounces sold during the year and an increase in the amortization base due to the significant investment in mine development and capital expenditures in 2012.  A decrease in the life of mine by one year for each of Guanajuato and Topia from 2012 also contributed to an increase in the amount of amortization expense taken in 2013.

1
Silver equivalent ounces for 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the metal content of the concentrates sold.

2	“Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
3	“Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Share-based payments relating to cost of sales for the year ended December 31, 2013 were $0.4 million compared to $0.4 million for the year ended December 31, 2012.

For the year ended December 31, 2013, the Company earned gross profit of $0.6 million (1% of revenue) compared to $19.2 million (31% of revenue) for the year ended December 31, 2012.  The decrease in gross profit is attributed to lower revenue as a result of decreases in metal prices and higher unit cost of sales before non-cash items and higher amortization and depletion expenses.

General and administrative expenses were $7.8 million for the year ended December 31, 2013 compared to $10.1 million for the year ended December 31, 2012.  The items accounting for the decrease include a $0.7 million decrease in share based payments expense as a result of the adoption of graded vesting of share options in 2013, a cost reduction initiative which included a decrease in salaries and wages of $0.4 million, a $0.3 million reduction in travel expenses and $0.2 million reduction in corporate communication expenses.

Exploration and evaluation expenses remained unchanged at $2.4 million for the year ended December 31, 2013 compared to the prior year.  The Company took steps to reduce exploration and evaluation expenditures in the second half of 2013, including suspension of exploration programs and reduction of personnel.  As a result, exploration and evaluation expenditures were $0.8 million in the second half of 2013 compared to $1.6 million in the first half which included a phase I drill program at the Company’s El Horcon project.

The Company recorded a non-cash, pre-tax $12.0 million impairment charge (impairment of mineral properties, plant and equipment) for the year ended December 31, 2013.  No such charges were recorded in the prior year.   The impairment charge is comprised of a $6.3 million charge in respect of Guanajuato mine, and a $5.7 million charge in respect of its San Ignacio project.  The charge in respect of Guanajuato principally reflects the current lower price outlook for silver and gold, which reduce the future cash-flow projections of the mine.  The charge is also a function of the much higher carrying value of Guanajuato compared to Topia.  The higher carrying value is due to the significant investments made by the Company at Guanajuato over the last several years to expand capacity and production.  The Company recognized the $5.7 million impairment charge in respect of the San Ignacio project as there is insufficient data at this time to provide for an updated NI 43-101 resource estimate with a Measured and Indicated resource to support the capitalization of the costs under International Financial Reporting Standards.  Despite this, management remains confident about commencing production in the second quarter of 2014 based upon underground observations and development to date.

Finance and other income was $5.4 million for the year ended December 31, 2013 as compared to $3.0 million for the year ended December 31, 2012.  The increase is primarily attributable to favourable fluctuations in foreign exchange rates, primarily the strengthening of the Mexican peso against the Canadian dollar.  In 2013, the Company recorded a foreign exchange gain of $4.6 million compared to $2.8 million in 2012.  In addition, other income included $0.4 million as a result of an insurance settlement from a claim made in 2012 pertaining to theft of concentrate.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company funds its Mexican subsidiaries through its Canadian and US dollar loans and fluctuations in the Mexican peso can create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $3.5 million for year ended December 31, 2013, compared to $4.2 million in income tax expense for the year ended December 31, 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period.  The income tax recovery is net of a $2.8 million deferred income tax expense recorded in the fourth quarter of 2013 in respect of Mexican tax reforms which take effect in 2014.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the year ended December 31, 2013 was $12.7 million compared to net income of $5.5 million for the year ended December 31, 2012.  The net loss reflects a decrease in gross profit of $18.6 million and the $12.0 million non-cash pre-tax impairment charge.  These factors were partly offset by a $3.5 million income tax recovery, a decrease in general and administrative expenses of $2.2 million and an increase in finance and other income of $2.5 million.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Adjusted EBITDA1 was $5.2 million for the year ended December 31, 2013 compared to $16.9 million for the year ended December 31, 2012.  The decrease in adjusted EBITDA primarily reflects a decrease in gross profit.  This was partly offset by lower general and administrative expenditures and higher finance and other income.

Three Months Ended December 31, 2013

Details of revenue, cost of sales, cost of sales before non-cash items2, gross profit and gross profit before non-cash items3 for the three months ended December 31, 2013 and 2012 and September 30, 2013 are as follows:

Revenue, Cost of Sales and Gross Profit (in 000s)	Q4 2013	% of Revenues	Q3 2013	% of Revenues	Q4 2012	% of Revenues
Revenue	$15,837	100%	$14,313	100%	$17,789	100%
Cost of sales
Production costs (Cost of sales before non-cash items2)	10,118	64%	8,780	61%	11,117	62%
Amortization and depletion	4,112	26%	2,763	19%	3,256	18%
Share-based payments	84	1%	125	1%	98	1%
Total cost of sales	14,314	91%	11,668	81%	14,471	81%
Gross profit	$1,523	9%	$2,645	19%	$3,318	19%
Add: Amortization and depletion	4,112	26%	2,763	19%	3,256	18%
Share-based payments	84	1%	125	1%	98	1%
Gross profit before non-cash items3	$5,719	36%	$5,533	39%	$6,672	38%

For the three months ended December 31, 2013 the Company realized metal sales of 838,041 silver equivalent ounces, a 23% increase compared to the same period in the prior year.  Despite this, revenue for the fourth quarter of 2013 decreased 11% to $15.8 million compared to $17.8 million for the same period in 2012 as a result of significantly lower average metal prices which offset the increase in unit metal sales.

For the fourth quarter of 2013, the average realized silver price was US$20.15 per ounce compared to US$31.94 per ounce in the fourth quarter of 2012, a 37% decrease.

Revenue for the fourth quarter of 2013 was higher by $1.5 million or 11% compared to the third quarter of 2013 as a result of a 35% increase in metal sales on a silver equivalent ounce basis.  The increase in unit sales was offset by a decline in metal prices.  Average realized silver prices were 8% lower in the fourth quarter of 2013 compared to the third quarter of 2013.

On a segment basis, for the three months ended December 31, 2013, Guanajuato and Topia total revenues decreased by 10% and 15% respectively compared to the same period in 2012, primarily due to the 37% decline in average realized silver prices, which offset a 23% increase in silver equivalent ounces sold.

1 “Adjusted EBITDA” is a non-IFRS measure. Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.
2 “Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
3 “Gross profit before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Revenue related to contained metals in concentrate for the three months ended December 31, 2013 and 2012 is as follows:

	Q4 2013			Q4 2012
(in thousands)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$7,192	$3,180	$10,372	$9,117	$3,845	$12,962
Gold revenue	5,925	102	6,027	5,187	126	5,313
Lead revenue	-	657	657	-	523	523
Zinc revenue	-	658	658	-	545	545
Ore processing revenue and other	-	176	176	-	290	290
Treatment charges, refining charges and deductions	(996)	(1,057)	(2,053)	(890)	(954)	(1,844)
Total Revenue	$12,121	$3,716	$15,837	$13,414	$4,375	$17,789

Sales quantities by metal for the three months ended December 31, 2013 and 2012 are as follows:

	Q4 2013			Q4 2012
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	352,238	156,564	508,802	316,275	129,802	446,077
Gold (ounces)	4,707	84	4,791	3,260	79	3,339
Lead (tonnes)	-	630,907	630,907	-	520,468	520,468
Zinc (tonnes)	-	706,576	706,576	-	630,785	630,785
Silver equivalent ounces1	632,718	205,323	838,041	511,886	169,457	681,343

Cost of sales before non-cash items2 was $10.1 million (64% of revenue) for the three months ended December 31, 2013 compared to $11.1 million (62% of revenue) for the same period in 2012, a decrease of 9%.  The decrease in absolute cost of sales is due mainly to a 23% increase in silver equivalent ounces sold, partly mitigated by comparably lower unit costs.  Cost of sales before non-cash items2 of $10.1 million (64% of revenue) for the fourth quarter of 2013 compares to $8.8 million (61% of revenue) for third quarter of 2013, an increase of 15%.  The increase was primarily due to a 35% increase in metal sales volume to 838,041 silver equivalent ounces from 621,353 silver equivalent ounces in the third quarter of 2013 but partially offset by a decrease in unit production cost of sales on a silver equivalent ounce basis.

Gross profit before non-cash items3 was $5.7 million (36% of revenue) for the three months ended December 31, 2013 compared to $6.8 million (38% of revenue) in the same period of 2012.  The decrease in gross profit before non-cash items3 as a percentage of revenue is explained primarily by a decrease in revenue due to lower average realized metal prices.  Gross profit before non-cash items3 of $5.7 million (36% of revenue) for the three months ended December 31, 2013 compares to $5.5 million (39% of revenue) for the third quarter of 2013.  This decrease in gross profit before non-cash items3 is explained primarily by lower realized metal prices which offset a 35% increase in metal sales and lower unit costs.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended December 31, 2013 was $4.1 million compared to $3.3 million for the same period in 2012.  The increase in amortization expense is primarily due to higher sales volume and higher capital expenditures in the prior year which resulted in an increase in the amortization base.  Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the fourth quarter of 2013 is $4.1 million compared to $2.8 million in the third quarter of 2013 as a direct result of the increase in metal sales volume.

Share-based payments relating to cost of sales for the three months ended December 31, 2013 were $84,000 compared to $98,000 for the three months ended December 31, 2012 and $125,000 for the third quarter of 2013.

1
Silver equivalent ounces for 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the metal content of the concentrates sold.

2	“Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
3	“Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

For the three months ended December 31, 2013, the Company had gross profit of $1.5 million (9% of revenue) compared to $3.3 million (19% of revenue) in the same period in 2012.  Despite an increase in unit sales, the Company saw a decrease in gross profit and gross profit percentage as a result of lower average realized metal prices and increased unit amortization and depletion expense.  From the third quarter of 2013 to the fourth quarter of 2013, gross profit decreased by $1.1 million, or 42%.  The decrease is attributed to higher amortization and depletion expense and lower average realized metal prices.

General and administrative expenses were $1.5 million for the three months ended December 31, 2013 compared to $1.9 million for the same period in 2012.  The decrease reflects general and administrative expense reductions that were part of the Company’s overall cost reduction program initiated late in the second quarter of 2013.  Compared to the third quarter of 2013, general and administrative expenses decreased by $0.3 million due mainly from fluctuation of costs from quarter to quarter.

Exploration and evaluation expenses were $0.3 million for the three months ended December 31, 2013 compared to $0.7 million for the same period in 2012 and $0.5 million for the third quarter of 2013.  The decrease in both cases was due to the curtailment of exploration activities outside of the Company’s operating mines, staff reductions and a redeployment of exploration staff to operations.  These were part of the Company’s overall cost reduction program as noted previously.

Impairment of mineral properties, plant and equipment was $12.0 million for the three months ended December 31, 2013.  There were no such charges in the corresponding period in 2012.  Please refer to the discussion in the preceding “Year Ended December 31, 2013” subsection for more details about the impairment charge.

Finance and other income was $4.1 million for the three months ended December 31, 2013 compared to $0.3 million for the same period in 2012.  The increase is primarily attributable to a foreign exchange gain of $4.0 million in the three months ended December 31, 2013, as compared to a foreign exchange gain of $0.6 million recognized in the three months ended December 31, 2012, an increase of $3.4 million.  This is due to a comparably higher appreciation of the Mexican peso and US dollar against the Canadian dollar in the current quarter.  Compared to the third quarter of 2013, finance and other income increased $7.2 million from finance and other expense of $3.1 million primarily due to a foreign exchange loss of $3.5 million in the prior quarter and a foreign exchange gain of $4.0 million in the fourth quarter of 2013 as a result of movements in the Mexican Peso exchange rate.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company funds its Mexican subsidiaries through Canadian and US dollar loans and fluctuations in the Mexican peso can create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $0.9 million for the three months ended December 31, 2013 in respect of pre-tax losses incurred the Company’s Mexican operations.  This compares to a $2.3 million expense in the same period in 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period.  The income tax recovery is net of a $2.8 million deferred income tax expense recorded in the fourth quarter of 2013 in respect of Mexican tax reforms which take effect in 2014.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the three months ended December 31, 2013 was $7.4 million, compared to $1.3 million for the same period in 2012, and 1.5 million in the preceding quarter.  The increase in net loss is primarily attributable a $12.0 million non-cash pre-tax impairment charge recorded in the fourth quarter of 2013.  This was partly offset by an increase in foreign exchange gains.

Adjusted EBITDA1 was $4.1 million for the three months ended December 31, 2013 compared to adjusted EBITDA of $3.8 million for the comparable period in 2012 and $3.9 million for the third quarter of 2013.  The increase in adjusted EBITDA compared to the fourth quarter of 2012 and the third quarter of 2013 primarily reflects lower general and administrative expenditures and exploration and evaluation expenses.

1	“Adjusted EBITDA” is a non-IFRS measure. Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost per silver ounce, EBITDA, adjusted EBITDA, gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section.  These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance.  As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Silver Ounce

The non-IFRS measure of cash cost per silver ounce is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Cash costs, net of by-product revenues are calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals, which include gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

The Company uses total cash costs per silver payable ounce (net of by-product revenues) to monitor its operating performance internally.  Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations.  Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions.  In addition, a profitable operation results in the generation of positive cash-flows, which then improves the Company’s financial condition.  The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash-flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process.  Accordingly, gold, zinc and lead produced from operations are considered by-products.  As a result, the Company’s non-IFRS performance measures are disclosed on a per silver ounce basis.  When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income.  A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Reconciliation of Cash Cost per Silver Ounce

a)	For the year ended December 31, 2013:

(in 000s, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
CAD Cost of sales	$37,326	$27,752	$15,988	$14,181	$53,314	$41,933
Amortization and depletion	(10,360)	(6,491)	(2,687)	(2,193)	(13,047)	(8,684)
Share-based payments	(354)	(340)	(91)	(45)	(445)	(385)
CAD Production costs	$26,612	$20,921	$13,210	$11,943	$39,822	$32,864
Smelting and refining	2,965	3,012	3,934	3,536	6,899	6,548
Cost of custom milling	-	-	(261)	(302)	(261)	(302)
CAD Cash operating costs	$29,577	$23,933	$16,883	$15,177	$46,460	$39,110
CAD Gross by-product revenue1
Gold by-product revenue	(18,610)	(16,699)	(588)	(524)	(19,198)	(17,223)
Zinc by-product revenue	-	-	(2,482)	(2,114)	(2,482)	(2,114)
Lead by-product revenue	-	-	(2,311)	(1,769)	(2,311)	(1,769)
CAD Cash operating costs net of by-product revenue1	$10,967	$7,234	$11,502	$10,770	$22,469	$18,004
US$ Cash operating costs net of by-product revenue1	$10,687	$7,234	$11,174	$10,787	$21,861	$18,021
Silver payable ounces sold	1,026,095	968,710	599,039	503,559	1,625,135	1,472,269
Cash cost per silver ounce net of by-product revenues (US$)2	$10.42	$7.47	$18.65	$21.42	$13.45	$12.24

b)	For the three months ended December 31,2013:

(in 000s, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	2013 Q4	2012 Q4	2013 Q4	2012 Q4	2013 Q4	2012 Q4
CAD Cost of sales	$10,403	$10,529	$3,910	$3,942	$14,314	$14,471
Amortization and depletion	(3,416)	(2,792)	(722)	(464)	(4,112)	(3,256)
Share-based payments	(76)	(97)	(8)	(1)	(84)	(98)
CAD Production costs	$6,911	$7,640	$3,180	$3,477	$10,118	$11,117
Smelting and refining	996	891	1,057	953	2,053	1,844
Cost of custom milling	-	-	(69)	(130)	(69)	(130)
CAD Cash operating costs	$7,907	$8,531	$4,167	$4,300	$12,102	$12,831
CAD Gross by-product revenue1
Gold by-product revenue	(5,925)	(5,187)	(101)	(126)	(6,026)	(5,313)
Zinc by-product revenue	-	-	(658)	(545)	(658)	(545)
Lead by-product revenue	-	-	(657)	(523)	(657)	(523)
CAD Cash operating costs net of by-product revenue1	$1,982	$3,344	$2,751	$3,106	$4,761	$6,450
US$ Cash operating costs net of by-product revenue1	$1,879	$3,370	$2,624	$3,135	$4,503	$6,505
Silver payable ounces sold	352,238	316,275	156,563	129,802	508,801	466,077
Cash cost per silver ounce net of by-product revenues (US$)2	$5.34	$10.66	$16.76	$24.15	$8.85	$14.58

1 “Gross by-product revenue” is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.  The by-product revenues attributable to each by-product metal are included.
2 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the discussion in this section.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets.  Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, interest income, taxes, amortization and depletion, and impairment charges) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Foreign exchange gains or losses may consist of both realized and unrealized losses.  Under IFRS, entities must reflect in compensation expense the cost of share-based payments.  In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.  The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to the 2013 and 2012 financial statements:

(in 000s of CAD)	Q4 2013	Q4 2012	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012
Income (loss) for the period	$(7,359)	$(1,285)	$(12,729)	$5,510
Provision (recovery) for income taxes	(864)	2,257	(3,478)	4,200
Interest income	(53)	(78)	(335)	(442)
Interest expense	18	7	53	34
Impairment of mineral properties, plant and equipment	12,042	-	12,042	-
Amortization and depletion of mineral properties, plant and equipment	4,198	3,326	13,347	8,890
EBITDA	7,982	4,227	8,900	18,192
Foreign exchange	(4,037)	(559)	(4,648)	(2,828)
Share-based payments	156	132	911	1,529
Adjusted EBITDA	$4,101	$3,800	$5,163	$16,893

Gross Profit before Non-Cash Items and Cost of Sales before Non-Cash Items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis.  These measures are provided in order to better assess the cash generation ability of the Company’s operations, before general and administrative expenses and exploration and evaluation expenditures.  A reconciliation of gross profit and cost of sales before non-cash items is provided in the tables found in the “Results of Operations” section titled “Revenue, Cost of Sales and Gross Profit”.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2013, the Company had working capital of $38.2 million and cash and cash equivalents of $21.8 million compared to net working capital of $44.5 million and cash and cash equivalents of $25.9 million at December 31, 2012.  The decrease in cash and cash equivalents during the year ended December 31, 2013 is attributed to cash generated from operating activities of $8.6 million, cash used in investing activities of $8.6 million, $0.4 million generated from financing activities and $0.7 million gain from foreign exchange translation on cash and cash equivalents.  In addition, changes in non-cash working capital represented a $3.1 million increase in 2013 compared to a $3.9 million decrease in 2012 primarily as a result of the timing of payments related to the sale of metal concentrates and the settlement of trade payables.

Operating Activities

Net cash-flows provided by operating activities for the year ended December 31, 2013 were $8.6 million, as compared to cash-flows provided by operating activities of $13.1 million in the prior year.  The decrease is primarily due to a decrease in gross profit before non-cash items as a result of significantly lower average realized silver prices and higher unit operating costs.  Revenue decreased by 12% compared with the prior year and production costs increased by 21% which had a $14.7 million negative impact on cash-flow from operating activities in 2013.

Investing Activities

For the year ended December 31, 2013, the Company had net cash outflows related to investing activities of $8.6 million, compared to outflows related to investing activities of $27.5 million for the year ended December 31, 2012.  The decrease in investment activities was primarily related to the reduction of expenditures on the development of mineral properties, capitalized exploration and evaluation expenditures, and the purchase of plant and equipment relating to the Company’s two operating mines of approximately $13.5 million plus $5.1 million of short-term investments proceeds from the redemption of a guaranteed investment certificate.

Financing Activities

Cash-flows provided by financing activities were $0.4 million for the year ended December 31, 2013, compared to $0.4 million in the year ended December 31, 2012.  During the year ended December 31, 2013, the Company received proceeds from the exercise of options of $0.4 million, compared with $0.5 million in the prior year.

Trends in Liquidity and Capital Resources

The Company had $21.8 million in cash and short-term investments and net working capital of $38.2 million at December 31, 2013.  During 2013, the Company saw significant declines in silver and gold prices which coincided with significant increases in production costs in the first half of the year.  These factors adversely affected the Company’s operating and profit margins, and cash-flow in 2013, and led the Company to caution in its MD&A dated August 6, 2013, that its ability to generate operating cash-flow to fund development and expansion activities would be challenged, but that it had sufficient cash and working capital to fund its operations and capital investment plans.

Late in the second quarter of 2013, the Company undertook initiatives to reduce operating costs, exploration and general administrative expenditures.  In addition, capital expenditure and development programs were reduced to focus on projects with the greatest return on investment.  As a result of these measures and some stabilizing in metal prices since the second quarter, the Company experienced improvement in earnings from mining operations and cash-flow in the second half of 2013.

The Company continues to work on the goal of further reducing costs such that operating cash-flows are sufficient to fund capital expenditures and development activities, and provide further working capital for new projects and strategic initiatives.

The Company anticipates that cash-flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund development activities during the remainder of 2014.  However, this is highly dependent on metal prices being maintained at current levels. The Company expects to generate cash-flow from operations of between $9 million and $10 million in 2014 based on metal prices as at the date of this MD&A.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

The Company reduced its capital expenditure programs to approximately $13.5 million in 2013, from a guidance range of $15 to $20 million provided at the beginning of the year.  The Company expects to invest approximately $10 to $13 million in capital expenditures in 2014.  These investments include the development of the San Ignacio Project with the goal of commencing production in the second quarter, and continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Catas Shaft at Guanajuato, and the acquisition of new mining and plant equipment.

The Company cautions that the 2014 operating cash-flow forecast and capital expenditure program provided above is very sensitive to the price of silver and gold, and the Company may adjust its capital spending plans in response to fluctuations in cash-flow.  An increase in average silver prices from current levels may result in an increase in planned expenditures in the latter half of 2014 and, conversely, weaker average silver prices could result in a reduction of planned capital expenditures.

The Company has no current financing plans and believes that its capital resources are sufficient to continue its operating, development and exploration plans into 2014 which includes the development of its San Ignacio Project.

Should the Company adopt additional expansion or development plans, or undertakes an acquisition, the Company may need access to additional capital, once it has considered the funds available in treasury at that time.

Contractual Obligations

As of December 31, 2013, the Company had the following commitments:

(in 000’s of CAD)	Total	1 year	2-3 years	4-5 years
Drilling services	$994	$994	$-	$-
Operating lease payments	915	492	397	26
Equipment purchases with third party vendors	688	688	-	-
Environmental program	10,791	2,081	4,194	4,516
Total commitments	$13,388	$4,255	$4,591	$4,542

OFF-BALANCE SHEET ARRANGEMENTS

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

FINANCIAL INSTRUMENTS

(in 000’s of CAD)	Fair value as at December 31, 2013	Basis of Measurement	Associated Risks
Cash and cash equivalents	$ 21,760	Carrying value	Concentration, credit, currency, interest rate
Marketable securities (1)	$ 18	Fair value through other comprehensive income	Exchange
Embedded derivatives	$ (162)	Fair value through profit and loss	Commodity price
Trade and other receivables	$ 14,483	Fair value / Carrying value	Concentration, credit, currency, commodity price
Trade and other payables	$ 6,527	Carrying value	Currency, liquidity
(1) Classified as short-term investments in the Company’s Statement of Financial Position

The carrying values of cash and cash equivalents, marketable securities, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of trade receivables related to the Company’s offtake arrangements are based on forward metal prices per the contract terms and a mark-to-market adjustment is made at each period-end.  The fair values of marketable securities are based on current bid prices at December 31, 2013.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Cash and cash equivalents as at December 31, 2013, the settlement of trade and other receivables together with future cash-flows from operations are sufficient to support the Company's future commitments and operational needs, including the settlement of trade and other payables.

During the reporting period, the Company did not incur any material gains or losses in respect of its financial instruments.

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The Company’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s mining operations and exploration programs, and to limit exposure to credit and market risks.

The risks associated with the financial instruments used by the Company and the way in which such exposures are managed are as follows:

(a)
Concentration risk

Concentration risk exists in cash and cash equivalents and short-term investments because significant balances are maintained with four financial institutions. To mitigate the risk, the Company diversifies its cash and cash equivalents and short-term investments by holding guaranteed investment certificates and similar securities with a number of different financial institutions. The primary investment products include, but are not limited to, high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to four customers. To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

(b)
Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents, short-term investments, and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. The risk is mitigated by holding cash and cash equivalents with highly rated Canadian and Mexican financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

(c)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements. A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash cash-flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash cash-flows and liquidity forecasts on a quarterly basis.

(d)	Market risk The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)
Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, namely the US dollar and Mexican peso. The results of the Company’s operations are subject to currency transaction and translation risks.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

(ii)
Interest rate risk
The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

(iii)
Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of silver, gold, lead and zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities. The value of trade receivables depends on changes in metal prices over the quotation period. The Company has not hedged silver and gold prices.

(iv)
Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for. The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

OUTLOOK

In 2014, the Company will continue to focus on improving operational efficiencies while continuing to grow production and generate positive cash flow.

The Company expects to increase metal production by approximately 10% in 2014, to 3.1 to 3.2 million silver equivalent ounces.  Consolidated cash cost1 per silver payable ounce is expected to be in the range of US$11.00 to US$12.00.  The Company expects consolidated All-in Sustaining Cost2 (AISC) per silver payable ounce to be between US$17.50 and US$19.50 and consolidated All-In Cost3 (AIC) to be between US$20.00 and US$21.00 per silver payable ounce in 2014.  These new measures will be calculated based on World Gold Council guidance released in 2013 and have already been adopted as disclosure by other companies in the mining industry.  The Company believes that the disclosure of these measures will provide more information in respect of the overall costs of mining.

2014 Production and Cash Cost Guidance	2013 Actual	2014 Guidance Range
Total Silver Equivalent Ounces	2,840,844	3,100,000 - 3,200,000

Consolidated cash costs per silver payable ounce (US$) 1	$ 13.45	$ 11.00 – $ 12.00

Consolidated all-in sustaining costs per silver payable ounce (US$) 2	N/A	$ 17.50 – $ 19.50

Consolidated all-in costs per silver payable ounce (US$) 3	N/A	$ 20.00 – $ 21.00

The first quarter of 2014 will see lower metal production and higher cash cost than realized in the fourth quarter of 2013 as planned production at Guanajuato will be from lower grade zones.  In addition, disruptions from illegal mining activities and the recent unauthorized and illegal occupation of the Company’s facilities in Guanajuato and resulting shutdown of operations are expected to have an impact (see press release dated March 10, 2014 on SEDAR or the Company’s Website).  The Company is working with authorities to resolve the situation and restore normal operations.

Overall metal production for 2014 is expected to increase gradually through the year as the San Ignacio mine and mill feed comes on stream.  The project is expected to commence production in the second quarter 2014 at a rate of about 100 tonnes per day, ramping up to approximately 250 tonnes per day by year-end, and will complement the steady stream of production from the main Guanajuato Mine Complex and the Topia Mine.

The Company will continue to pursue cost reductions and focus on grade control in 2014, however it is cautioned that the Guanajuato and Topia mines have complex geology which makes them prone to grade variability.  The measures taken to mitigate grade variability to date cannot serve to completely eliminate this factor.

The Company plans approximately 16,500 metres of exploration drilling in 2014 to further define resources, look for vein extensions, and test new targets.  Planned drilling consists of: 11,000 metres at Guanajuato, 3,500 metres at San Ignacio and 2,000 metres at Topia.

At this time, plans for El Horcon are limited to applying for the necessary government permits to allow further exploration and development.  This project has the potential to be another satellite mine to the Company's Guanajuato Mine, leveraging excess capacity at its Cata processing plant.

In 2013, the Mexican Government introduced a tax reform package which includes a special mining royalty of 7.5% payable on the net profits derived from the sale of minerals, an extraordinary mining duty of 0.5% payable on the gross income derived from the sale of gold and silver, and an increase in the corporation tax rate from 28% to 30%.  These measures take effect in 2014 and will represent a meaningful increase in the cash taxes paid by the Company and the industry overall.  Some mining companies operating in Mexico have undertaken legal challenges to these reforms.  Great Panther has not done so at this time.

1“Cash cost per silver ounce” is a non-IFRS measure. Refer to the “Non-IFRS measures” section of this Press Release and to the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.
2“All-in sustaining cost per silver ounce” is a non-IFRS measure which the Company intends to commence disclosing in the first quarter of 2014. The measure includes general and administration, capital and exploration expenditures related to sustaining activities at the mine sites. A full reconciliation will be provided when the Company commences disclosure of actual all-in sustaining cost results for the first quarter of 2014.
3 “All-in cost per silver ounce” is a non-IFRS measure which the Company intends to commence disclosing in the first quarter of 2014. The measure includes general and administration, capital and exploration expenditures related to both sustaining and non-sustaining activities. A full reconciliation will be provided when the Company commences disclosure of actual all-in cost results for the first quarter of 2014.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into the following transactions with related parties:

(in 000’s of CAD)	Q4 2013	Q4 2012	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012
Consulting fees paid or accrued to companies controlled by directors of the Company	$101	$99	$461	$1,045
Director fees paid or accrued	60	70	205	233
Consulting fees paid or accrued to a company with a common director of the Company	-	-	-	34
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	-	-	21
Cost recovery received from a company with a common director of the Company	(32)	(61)	(175)	(148)
	$129	$108	$491	$1,185

As at December 31, 2013, $28,000 (December 31, 2012 - $30,000) was due to companies controlled by officers and directors of the Company and was included in accounts payable.  Amounts due from companies with common directors were $8,000 (December 31, 2012 - $17,000) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company is not required to make any significant judgments in the application of its accounting policies.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.  Revision to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.  A summary of the Company’s significant accounting policies is set out in Note 3 of the consolidated financial statements for the year ended December 31, 2013.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Useful lives of mineral properties, plant and equipment

The Company estimates the remaining lives of its producing mineral properties using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining lives of the producing mineral properties are used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Reclamation and remediation provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash-flows, and the pre-tax risk free interest rates on which the estimated cash-flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell, and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash-flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine.  Therefore, the Company is required to allocate costs between mine development and production.  The Company allocates costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved.  Actual costs could vary from the estimated costs.

Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured.  Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.  During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant.  In addition, actual settlement prices could vary significantly from the estimated prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized.  In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

CHANGES IN ACCOUNTING STANDARDS

The following are accounting standards anticipated to be effective January 1, 2014 or later:

Financial Instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash-flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities.  This amendment is effective for annual periods beginning on or after January 1, 2013.  This standard also requires additional disclosures about the initial application of IFRS 9.  This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied).  IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities.  This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 138,936,044 common shares issued and 6,124,606 options outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards.

During the year ended December 31, 2013, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.  There have been no changes in the Company’s disclosure controls and procedures during the year ended December 31, 2013 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2013.  Based on this evaluation, management has concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2013.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

RISKS AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled.  Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc.  If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years.  Fluctuations in metals prices can significantly affect the cost per ounce, cash-flow and profitability.  Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, and as a result fluctuations in currency exchange rates may significantly impact the Company’s earnings and cash-flows.  Revenues from the sale of concentrates are primarily denominated in US dollars, while operating costs are primarily denominated in Canadian dollars and Mexican pesos.  The appreciation of the Mexican peso against the Canadian dollar would increase the cost of exploration, development and operations at the Company’s mineral properties in Mexico.  The Company does not actively manage its foreign exchange risk with hedging instruments.

Interest Rate Risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained at floating rates of interest.  The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.  The Company does not carry any material financial liabilities which bear interest.

Credit Risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable.  Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metal traders and smelters.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash-flows.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods.  The Company has experienced such incursions, however, none of these has resulted in a significant loss to the Company or materially impacted the operations.  Although the risk of a significant loss of mineralized ore to these illegal miners is not substantial, they pose a safety and security risk.  The Company has taken security measures at its sites to address this issue and ensure the safety and security of employees and contractors.  These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures there is sufficient working capital to meet short term business requirements.  One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash-flows.  The Company prepares annual budgets which are approved by the Board of Directors and prepares cash-flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2013, cash-flows provided by operations were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs.  The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

Exploration and Development Stage of the Properties

The Company has made a significant investment to expand the NI 43-101 compliant Mineral Resource estimates for both the Guanajuato and Topia mines.  Exploration work on the Company’s mines and mineral properties has expanded as the Company seeks to define additional resources.  Even in the event commercial quantities of minerals are discovered, exploration and development stage properties, such as San Ignacio, El Horcon and Santa Rosa, might not be brought into a state of commercial production.  The search for valuable minerals as a business is extremely risky.  Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Market Forces Outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.  Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk.  The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome.  These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines.  A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

Theft of Concentrate

The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the ports for delivery, give rise to a risk of concentrate theft. Concentrates are the product of the processing of ore mined by the Company in its processing plants. The concentrates contain silver, gold and base metals and are sold to refiners to extract the metals. The Company has experienced theft of concentrate in the past, however, such amounts have not been material. There are indications that such thefts are on the rise and the Company has taken additional steps to secure its concentrate, whether in storage or in transit. The Company also has insurance in place, however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft may have a material impact on our financial results.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively “forward-looking statements”).  All statements, other than statements of historical fact, that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled “Outlook”, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash-flow; sales volume and selling prices of products; capital expenditures, plans and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations.  Examples of specific information in this MD&A that may constitute forward looking statements are:
•	The Company’s objective to acquire additional mines or projects in Latin America
•	Plans and targets for exploration and development drilling in 2014 and beyond for each of the Company’s properties
•	Expectations of the Company’s silver equivalent ounce production 2014 (“production guidance”)
•	Guidance for cash cost per silver ounce, all-in sustaining cost per silver payable ounce and all-in cost per payable ounce for 2014
•	Expectations of improvements at the Guanajuato and Topia processing plants will provide improved operational efficiencies
•	Expectations that cash-flow from operations along with current working capital will be sufficient to fund capital investment and development programs for 2014
•	Expectations for grade variability, or improvement in grades
•	Expectations to reinstate certain claims at the Company’s El Horcon Project and perform exploration drilling should the current metal price environment improve
•	Capital expenditure forecasts for 2014
•	Expected operating cash-flows for 2014
•	Expectation of construction timeline at the San Ignacio Project and commencement of production in 2014
•	Expectation for an updated mineral resource estimate for Topia in the first quarter of 2014
•	Expectation that the commencement of production from San Ignacio in 2014 will have a positive impact on site production costs and ultimately cash costs
•	Expectation that Rayas and Cata shaft renovations and increase in capacity will positively impact operating efficiency
•	Expectation that tax reforms in Mexico may have a significant impact on the Company’s financial results in 2014
•
Expectation for further reductions to the number of operating mines at Topia, and that production at the remaining mines will be increased in order to maintain overall production levels and improve operational efficiency

•	Expectations on increased throughput and recoveries due to the new cone crusher installed at the Topia plant
•
Expectations that the use of existing equipment and proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio and positively impact site production and cash costs

•	Expectations that the Topia tailings dam study will be completed in 2014
•	Expectations on the completion of San Ignacio drill program scheduled in the second half of 2014 and the subsequent release of an updated mineral resource estimate.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.  These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash-flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A.  The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws.  Readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2013, which is available on SEDAR at http://www.sedar.com, and in “Risks and Uncertainties” in this MD&A.  Readers are advised to carefully review and consider the risk factors identified in the AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company’s website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
YEAR ENDED DECEMBER 31, 2013